UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This Form 6-K consists of the following:

1.	Press Release of ABB Ltd, dated September 27, 2005, regarding Ulrich Spiesshofer joining ABB’s Executive Committee as head of corporate development.

For your business and technology editors

Ulrich Spiesshofer joins ABB’s Executive Committee as head of corporate development

Zurich, Switzerland, September 27, 2005 – ABB announced today the appointment of Ulrich Spiesshofer, 41, to the newly-created position of head of corporate development. He will also become a member of the company’s Executive Committee. The appointments take effect on November 1, 2005.

Spiesshofer, a German national, joins ABB from consultants Roland Berger where he was a senior partner and head of the Global Operations Practice. Before, he worked for consultants A.T. Kearney in Germany as well as Switzerland and was in the leadership team that established the firm in Asia and Australia. He concentrated on corporate and operations strategies, global value chain optimization, large scale cost and supply chain optimization as well as complexity reduction, with a special focus on Asia and Central Eastern Europe.

Fred Kindle, ABB President and CEO said: “Ulrich Spiesshofer’s extensive experience will help ABB accelerate the implementation of our operational excellence program.  He will manage the corporate strategy, supply chain management and mergers and acquisition functions at group level and we look forward to working with him on these and other strategic issues.”

Spiesshofer joins the five other members of the Executive Committee: Kindle, Michel Demaré, CFO, Dinesh Paliwal, head of Automation Technologies division, Peter Smits, head of Power Technologies division and Gary Steel, head of Human Resources. Further changes, announced on September 6, will take effect on January 1, 2006.

Married with two sons, Spiesshofer lives in Zurich, Switzerland. He has a PhD in economics and a Master in business administration and engineering from the University of Stuttgart.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Thomas Schmidt, Wolfram Eberhardt	Switzerland:	Tel +41 43 317 3804
Tel: +41 43 317 6568	Sweden:	Tel +46 21 325 719
Fax: +41 43 317 7958	USA:	Tel +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 28, 2005	By:	/s/ Hans Enhoerning
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel